Harley-Davidson, Inc.
3700 West Juneau Ave.
P.O. Box 653
Milwaukee, WI 53201

December 21, 2007

Mr. Daniel Morris
Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

RE:	Harley-Davidson, Inc. Definitive 14A Filed March 28, 2007 File No. 001-09183

Dear Mr. Morris,

This letter sets forth the responses of Harley-Davidson, Inc. (the “Company”) to the letter from the Securities and Exchange Commission (the “Staff”) dated December 10, 2007, with respect to the Company’s Definitive 14A (Notice of Annual Meeting and Proxy Statement) (“Proxy Statement”) dated March 26, 2007. To facilitate your review, our responses below include the Staff’s original comments and have been ordered using numbers that correspond with those set forth in the Staff’s letter.

1.	We note your response to prior comment 3, and in particular the first and second sentences of that response. Please confirm that you will provide additional detail and analysis regarding the specific compensation payable to each named executive officer. For each named executive officer, identify not only the factors that were used to determine the specific amounts payable for each element of compensation, but also how the specific factors affected the final determination.

Company response:

The Company will provide additional detail in future filings concerning how we arrived at and why we paid elements and levels of compensation and the factors that were considered by the CEO in his actions relating to the compensation of his direct reports and by the HR Committee with respect to the compensation of the CEO.

2.	While we note your response to prior comment 12, please include in future filings a more detailed discussion of the material differences in the total compensation (and each element of compensation, as applicable) payable to the named executive officers. Please confirm that you will comply with prior comment 12 in your future filings.

Company response:

The Company will include in future filings a more detailed discussion of material differences in total compensation, each element of compensation, as applicable, and compensation policies with respect to individual named executive officers including in particular the CEO.

Should you have any questions or wish to discuss any of our responses, please do not hesitate to call me at 414/343-4750 or Gail A. Lione, Executive Vice President, General Counsel and Secretary, at 414/343-4044.

Very truly yours,

/s/ James L. Ziemer

James L. Ziemer
President and CEO
Harley-Davidson, Inc.

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